United States securities and exchange commission logo





                          November 2, 2022

       Kristina Johnston
       Chief Financial Officer
       Vintage Wine Estates, Inc.
       937 Tahoe Boulevard, Suite 210
       Incline Village, Nevada 89451

                                                        Re: Vintage Wine
Estates, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on October
28, 2022
                                                            File No. 333-268062

       Dear Kristina Johnston:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Joel May